UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30024 / March 30, 2012

_____

In the Matter of	:
	:
ARES CAPITAL CORPORATION	:
ARES CAPITAL MANAGEMENT LLC	:
IVY HILL ASSET MANAGEMENT, L.P.	:
	:
245 Park Avenue, 44th Floor	:
New York, NY 10167	:
	:
(812-13847)	:
	:

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Ares Capital Corporation (the "Company"), Ares Capital Management LLC, and Ivy Hill Asset
Management, L.P. ("Ivy Hill") filed an application on November 16, 2010, and amendments to
the application on June 27, 2011, December 29, 2011, March 7, 2012, and March 9, 2012, for an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
section 12(d)(3) of the Act. The order permits the Company to (a) continue to own (directly or
indirectly) up to 100% of the outstanding equity interests of Ivy Hill and (b) make additional
investments in Ivy Hill, in each case, following such time as Ivy Hill is required to become a
registered investment adviser under the Investment Advisers Act of 1940.

On March 9, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 29977). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 12(d)(3) of the Act, requested by Ares Capital Corporation et al. (File No. 812-13847), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary